PERIMTEC, LLC

**SECOND AMENDED AND RESTATED
OPERATING AGREEMENT**

(an Oklahoma limited liability company)

**Amended and Restated Effective
June 15, 2023**

THE UNITS REFERENCED HEREIN HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THESE SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER, OR THE SUBMISSION TO THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER. ADDITIONALLY, ANY SALE OR OTHER TRANSFER OF UNITS IS SUBJECT TO CERTAIN RESTRICTIONS THAT ARE SET FORTH IN THIS OPERATING AGREEMENT.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
PERIMTEC, LLC

This Second Amended and Restated Operating Agreement (this "***Agreement***") of PERIMTEC, LLC, a limited liability company organized pursuant to the laws of the State of Oklahoma (the "***Company***") is entered into and effective as of the "***Effective Date***", by and among the persons identified from time to time on ***Schedule A*** and ***Schedule B*** of this Agreement (individually, a "***Member***" and together, the "***Members***") with respect to the operation of the Company.

WHEREAS, the Company and certain of the Class A Members previously entered into the Operating Agreement of the Company, dated as of October 19, 2018 (the "***Original Operating Agreement***");

WHEREAS, the Company and certain of the Class A Members previously entered into the First Amendment to Operating Agreement of the Company, dated as of January 15, 2021 (the "***First Amendment***");

WHEREAS, the Class A Members of the Company and the Company desire to amend and restate the Original Operating Agreement, as amended, in its entirety by entering into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto (the "***Parties***"), intending to be legally bound, hereby amend and restate the Original Operating Agreement, as amended, in its entirety as follows:

ARTICLE 1

DEFINITIONS

1.1   Certain Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein) set forth below:

(a)   "***Accounting Period***" shall mean (i) a Fiscal Year if there are no changes in the Members' respective interests in Company income, gain, loss or deductions during such Fiscal Year except on the first day thereof; or (ii) a period beginning on any other day during a Fiscal Year upon which occurs a change in such respective interests, and ending on the earlier of (A) the last day of a Fiscal Year; and (B) the day before any subsequent change in such respective interests shall occur.

(b)   "***Act***" means the Oklahoma Limited Liability Company Act, Okla. Stat. tit. 18 § 2000, et seq., as amended, modified or supplemented from time to time (or any corresponding provisions of succeeding law).

(c)   "***Adjusted Asset Value***" with respect to any asset shall be the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Adjusted Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of contribution, as determined by the contributing Member and the Board.

(ii)   The Adjusted Asset Values of all of the Company's assets may be adjusted to equal their respective gross fair market values, as determined by the Board, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Members pursuant to Article 6, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member; and (ii) the distribution by the Company to a Member of more than a *de minimis* amount of the Company's assets, unless all Members receive simultaneous distributions of either undivided interests in the distributed property or identical Company assets in proportion to their interests in Company distributions as provided in Article 7.

(iii)   The Adjusted Asset Values of all of the Company's assets shall be adjusted to equal their respective gross fair market values, as determined by the Board, and the resulting unrecognized Profit or Loss allocated to the Capital Accounts of the Members pursuant to Article 6, as of the following times: (i) the termination of the Company for federal income tax purposes pursuant to Code Section 708(b)(1)(B); and (ii) a Dissolution Event, as defined in Section 10.1.

(d)   "*Adjusted Capital Account*" shall mean, with respect to any Member, the Member's Capital Account as adjusted by the items described in Treasury Regulations §§ 1.704-2(g)(3), 1.704-2(i)(5) and 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

(e)   "*Affiliate*" shall mean, with reference to any Person, any other Person of which such Person is a member, director, officer, general partner or employee or any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person.

(f)   "*Articles of Organization*" shall mean the Articles of Organization which were filed with the Secretary of State of the State of Oklahoma on October 19, 2018, as the same exists or may hereafter be amended.

(g)   "*Capital Account*" shall mean, with respect to a Member as of a given date, the Capital Contribution to the Company by such Member, as adjusted up to the date in question pursuant to Article 6.

(h)   "*Capital Contribution*" shall mean any contribution to the capital of the Company in cash or property by a Member.

(i)   "*Code*" shall mean the Internal Revenue Code of 1986, as the same exists or may hereafter be amended.

(j)   "*Class A Units*" shall mean the Company's Class A Units issued to its founding members reflecting such Members' interest in the Company, all of which shares shall be identical with each other in every respect, except as otherwise specifically set forth herein.

(k)   "*Class B Units*" shall mean the Company's Class B Units issued to certain Members reflecting such Members' interest in the Company, all of which shares shall be identical with each other in every respect, except as otherwise specifically set forth herein.

(l)   "*Common Ownership Percentage*" for each Member shall be determined as of a point in time by dividing the number of Units held by such Member as of such time by the sum of all outstanding Units (Class A and Class B) held by all of the Members at such time. The sum of the Members' Common Ownership Percentages at all times shall be one hundred percent (100%).

(m) **"*Damages*"** shall mean any and all damages, disbursements, suits, claims, liabilities, obligations, judgments, fines, penalties, charges, amounts paid in settlement, expenses, costs and expenses (including, without limitation, attorneys' fees and expenses) arising out of or related to litigation and interest on any of the foregoing.

(o) **"*Entity*"** shall mean any partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, unincorporated organization, or other business association (whether for profit or not for profit).

(p) **"*Fiscal Year*"** shall mean the Company's fiscal year for the period between the date hereof and December 31, and for all years thereafter shall commence on January 1 of each such year and end on December 31 of such year, except for the final fiscal year of the Company, which shall begin on January 1 of such final fiscal year and end on the date of termination of the Company. References to fiscal quarters herein shall refer to those three (3) month periods ending on each of March 31, June 30, September 30 and December 31 of each fiscal year (each, a "**Fiscal Quarter**").

(q) **"*Governmental Authority*"** shall mean any nation or government, any state or other political subdivision thereof and any other Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

(r) **"*Investment Company Act*"** shall mean the United States Investment Company Act of 1940, as the same may be amended from time to time hereafter.

(s) **"*Person*"** shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so permits.

(u) **"*Profit*"** or **"*Loss*"** shall be an amount computed for each Accounting Period as of the last day thereof that is equal to the Company's taxable income or loss for such Accounting Period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profit or Loss pursuant to this paragraph shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profit or Loss pursuant to this paragraph shall be subtracted from such taxable income or loss;

(iii) Gain or loss resulting from any disposition of a Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Adjusted Asset Value of the asset disposed of rather than its adjusted federal income tax basis;

(iv) The difference between the gross fair market value of all Company assets and their respective Adjusted Asset Values shall be added to such taxable income or loss in the circumstances described in Section 1.1(c).

(v) **"*Regulatory Allocations*"** shall mean the allocations pursuant to Sections 7.1(c), (d) and (e) of this Agreement.

(w)   **"*Reserves*"** shall mean, with respect to any Fiscal Year, funds set aside, or amounts allocated or accrued for during such Fiscal Year for the existing Fiscal Year or prospective Fiscal Years by the Board, that shall be maintained in amounts deemed sufficient by the Board

(x)   **"*Securities Act*"** shall mean the Securities Act of 1933, as the same may be amended from time to time.

(y)   **"*Security"*** shall have the meaning ascribed thereto in Section 2(1) of the Securities Act.

(z)   **"*Treasury Regulations*"** shall mean the Income Tax Regulations, including any temporary regulations, promulgated under the Code, as the same exists or may be amended from time to time.

ARTICLE 2

ORGANIZATION OF THE COMPANY

2.1   Formation of the Company. On October 19, 2018, the Company was organized under the name of "PERIMTEC, LLC" as an Oklahoma limited liability company, pursuant to the Act, and, pursuant to Amendments to the Articles of Organization duly and properly filed with the Oklahoma Secretary of State.

2.2   Principal Place of Business. The principal place of business of the Company shall be located at 12810 S. Memorial Dr. Suite 300, Bixby, OK 74008, or at any other place or places as the Board may from time to time deem advisable.

2.3   Registered Agent and Office. The name of the registered agent for service of process of the Company and the address of the Company's registered office in the State of Oklahoma shall be as set forth in the Articles of Organization or such other agent or office in the State of Oklahoma as the Board from time to time designate.

2.4   Term. The term of the Company as a limited liability company commenced on October 19, 2018, the date of filing of the Articles of Organization with the Office of the Secretary of State of the State of Oklahoma, and shall continue perpetually, unless the Company is earlier dissolved in accordance with the provisions of this Agreement and/or the Act as further described and detailed in Article 10.

2.5   Company Purposes. The Company is authorized to engage in any lawful business, purpose or activity permitted by the Act, and possesses and may exercise all of the powers and privileges granted by the Act, including without limitation, the following powers:

(a)   to conduct its business and operations in any state, territory or possession of the United States or in any foreign country or jurisdiction;

(b)   to purchase, receive, take, lease or otherwise acquire, own, hold, improve, maintain, use or otherwise deal in and with, sell, convey, lease, exchange, transfer or otherwise dispose of, mortgage, pledge, encumber or create a security interest in all or any of its real or personal property, or any interest therein, wherever situated;

(c)   to borrow or lend money or obtain or extend credit and other financial accommodations, to invest and reinvest its funds in any type of security or obligation of or interest in any public, private or governmental entity, and to give and receive interests in real and personal property as security for the payment of funds so borrowed, loaned or invested;

(d)   to make contracts, including contracts of insurance, incur liabilities and give guaranties, whether or not such guaranties are in furtherance of the business and purposes of the Company, including without limitation, guaranties of obligations of other persons who are interested in the Company or in whom the Company has an interest;

(e)   to appoint one or more managers of the Company, to employ officers, employees, agents and other persons, to fix the compensation and define the duties and obligations of such personnel, to establish and carry out retirement, incentive and benefit plans for such personnel, and to indemnify such personnel to the extent permitted by this Agreement and the Act; and

(f)   to institute, prosecute, and defend any legal action or arbitration proceeding involving the Company, and to pay, adjust, compromise, settle, or refer to arbitration any claim by or against the Company or any of its assets.

2.6   Business Transactions of a Member with the Company. In accordance with the Act, a Member may lend money to, borrow money from, act as surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with, the Company and, subject to applicable law, shall have the same rights and obligations with respect to any such matter as a Person who is not a Member.

2.7   Company Property. No real or other property of the Company shall be deemed to be owned by any Member individually, but shall be owned by and title shall be vested solely in the Company. The interests of the Members in the Company, which shall be represented by Membership Units, shall constitute personal property.

2.8   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture and that no Member or Manager be a partner or joint venturer of any other Member or Manager for any purposes other than applicable tax laws. This Agreement may not be construed to suggest otherwise.

2.9   Related Party Transactions. The Company may transact business with any Manager or Member or affiliate thereof; *provided*, *however,* that the terms of those transactions are no less favorable to the Company then could be obtained from unrelated third parties.

2.10   Entity Tax Classification. It is the intention of the Members and the Board that the Company be treated as a partnership for income tax purposes. The Tax Matters Member is authorized to make a protective election to be treated as a partnership for federal income tax purposes on IRS Form 8832, Entity Classification Election, in the manner described under Section 301.7701-3(c) of the Treasury Regulations. By executing this Agreement, each of the Members hereby consents to any election made by the Tax Matters Member for the Company to be treated as a partnership for federal income tax purposes.

2.11   Operating Agreement. The Members hereby adopt this Agreement, as it may from time to time be amended according to its terms, as the Operating Agreement of the Company. In the event any terms of this Agreement conflict with the provisions of the Act, the terms of this Agreement shall govern and control, to the extent permissible under the Act. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under the Act.

ARTICLE 3

MANAGEMENT

3.1   Management General Powers. Subject to any rights or powers expressly reserved to the Members herein, the Members hereby agree that management of the business and affairs of the Company shall be exclusively vested in its manager or board of managers who shall be exclusively appointed by the Class A Members (the *"Board"* or the *"Managers"*) who shall generally supervise, control and determine the overall and daily business and affairs of the Company and in this regard the Managers shall have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business, affairs and activities of the Company. Each Manager shall be deemed an agent of the Company for the purpose of its business and affairs, subject to the limitations on such agency power as set forth herein.

3.2   Number; Election; Term; Qualification. The Board of Managers of the Company shall be elected by the Class A Members and at all times consist of at least one (1) individual who is a Class A Member of the Company. Except as provided herein, each Manager shall hold office until the next annual meeting of Members. A decrease in the number of Managers does not shorten an incumbent Manager's term. Despite the expiration of a Manager's term, unless the Manager resigns or is removed from service as a Manager in accordance with this Agreement, the Manager continues to serve until his successor shall have been duly elected and qualified or until there is a decrease in the number of Managers.

3.3   Vacancies. Any vacancy of a Manager may be filled by the unanimous consent of the Class A Members. A Manager elected to fill a vacancy shall hold office until the expiration of the term of the Manager, if any, whom he or she has been chosen to succeed, or, if none, until the expiration of the term designated by the Class A Members for the managership to which he or she has been elected, or until his or her earlier removal, resignation, death or other incapacity.

3.5   Removal. No Manager may be removed by the Members or any other Manager absent fraud, gross negligence or willful misconduct.

3.6   Standard of Care. A Manager shall not be liable, responsible or accountable in damages or otherwise to the Company or the Members for any action taken, or any failure to act, on behalf of the Company, except to the extent such act or failure to act constitutes a breach of this Agreement or otherwise constitutes gross negligence, willful misconduct, or a knowing violation of law. In discharging their duties, the Managers shall be entitled to rely in good faith upon the records maintained by the Company and upon the advice of independent legal counsel, accountants and other professional experts as to matters reasonably believed to be within such other person's professional expertise.

3.7   Power and General Authority. Subject to the matters expressly reserved hereunder to the Members for decision, the management and control of the Company and its business and its affairs, policy and direction shall be vested exclusively in the Board and the Board shall have all of the rights, powers and authority generally conferred under the Act or other applicable law, on behalf and in the name of the Company, to carry out any and all of the objects and purposes of the Company and to perform all acts and, enter into, perform, negotiate and execute any and all leases, documents, contracts and agreements on behalf of the Company that the Board, exercising sole discretion, deems necessary or desirable (including, without limitation, any mortgage, promissory note or other documents evidencing or securing any loan benefiting the company or any company business transaction). Except as otherwise expressly set forth herein, the consent or authorization of any Member shall not be required for any lease, document, contract, agreement, mortgage or promissory note to be the valid and binding obligation of the Company.

3.8 **Extraordinary Actions**. The parties agree among themselves that the Company nor any of the Managers shall, without first obtaining the prior unanimous written consent of all of the Managers:

(a) Borrow money in the name of the Company (exclusive of accounts payable incurred in the ordinary course of business) or cause the Company to guarantee the debt of any third party;

(b) Mortgage, pledge or encumber (or otherwise grant any security interest in) any property of the Company, or cause any property of the Company to be encumbered by any lien;

(c) Sell or contract to sell any property of the Company, except for sales and dispositions in the ordinary course of business;

(d) Enter into any lease agreement naming the Company as lessee;

(e) Enter into any contract or other agreement outside the ordinary course of business;

(f) Make, execute, deliver or file any assignment for the benefit of creditors, petition in bankruptcy, confession of any judgment or similar action;

(g) Institute any suit or administrative proceeding for or on behalf of the Company before any court, arbitration panel or governmental agency;

(h) Compromise or settle any claim by or against the Company if the amount involved exceeds $1,000.00; or

(i) Enter into any other transaction or agreement, or otherwise take any other action, outside the ordinary course of the Company's business or in amounts that obligate the Company for expenditures in excess of $10,000.00 whether or not such obligations are in the ordinary course of business.

3.9 **Limitations on Authority**. The following actions ("***Major Decisions***") shall require the approval either at an annual or special meeting of the Class A Members called and held in accordance with the applicable provisions of Article 5, of at least fifty one percent (51%) (unless otherwise provided in this Agreement) of the Class A Membership Interest:

(a) Any amendment to this Agreement or the Certificate of Formation, which disproportionately impacts a Member;

(b) The admission of any additional Member(s); and

(c) The sale of substantially all of the Company's assets, or any merger, reorganization, consolidation, conversion or similar event or transaction involving the Company.

3.10 **Exclusive Duty**. Except as may otherwise be provided in a written agreement between a Manager and the Company, the Managers shall not be required to manage the Company as their sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Managers or to the income or proceeds derived therefrom.

3.11 **Exculpation of Managers**. Neither a Manager, its Affiliates nor any Related Person, of the Manager or its Affiliates, shall be liable, responsible or accountable, whether directly or indirectly, in contract, tort or otherwise, to the Company or to any other Member or any Affiliate thereof for any Damages asserted against, suffered or incurred by any of them arising out of, relating to or in connection with any action taken or omitted by a Manager or any Related Person in good faith and in a manner reasonably believed by a Manager or such Related Person to be in or not opposed to the best interests of the Company, including, without limitation, in connection with: (i) the management or conduct of the business of the Company; and (ii) the management and conduct of the business and affairs of a Manager; *provided, however,* that such action or omission did not constitute willful misconduct or gross negligence or a material breach of a Manager's obligations under this Agreement.

3.12 **Expenses**. Except as otherwise provided in this Agreement, neither the Managers nor the Members of the Company, shall be responsible for any expenses of the Company, including, without limitation: (i) all costs and expenses incurred in connection with the Company's day-to-day operations, including but not limited to payroll, depreciation, amortization all third party out-of-pocket costs and expenses of vendors and consultants, including custodians, paying agent, registrar, counsel and independent accountants and any taxes, fees or other government charges levied against the Company; (ii) all costs incurred in connection with the preparation of or relating to reports made for the Board or Members; (iii) all costs related to litigation involving the Company, directly or indirectly, including without limitation, attorneys' fees incurred in connection therewith; (iv) all costs and expenses related to any indemnification agreements of the Company as referenced and authorized in Section 12.9; and (v) all costs related to organization of the Company (collectively, "***Company Expenses***"). The Company may pay reasonable fees to the Class A Members and/or other parties affiliated with the Class A Members for accounting and related administrative services in maintaining the books and records of the Company.

3.13 **Advisory Board**. The Board may, in its sole discretion, form and appoint persons to an advisory board of the Company (the "***Advisory Board***") and pay compensation to persons serving on the Advisory Board. The purpose of the Advisory Board shall be to advise the Board. Except for powers and responsibilities expressly assigned by the Board to the Advisory Board, the Advisory Board shall have no other powers or responsibilities with respect to the operations of the Company. The members of the Advisory Board shall hold office at the pleasure of the Board and may be removed at any time for any reason or no reason.

ARTICLE 4

CLASSES OF MEMBERSHIP, RIGHTS, OBLIGATIONS AND DUTIES OF MEMBERS

4.1 **Authority**. The Company shall have the authority to issue such of Units of Membership Interest, of any class or series as determined by the Managers which have been approved by the Members of the Company. In exchange for the capital contributions and or services provided to the Company, the Company shall create initially two classes of Membership Interest in the Company.

4.2 **Class A Units**. The Company has the authority to issue an unlimited number of Class A Units. Class A Units have been issued by the Company in exchange for such Class A Member's Capital Contribution or obligation to provide services to the Company. To the extent applicable, such Class A Units are intended to comply with IRS Revenue Procedure 93-27 and Notice 2001-43 for purposes of valuing a "Profits Interest" in the Company. Class A Members' rights to distributions from the Company shall be subordinate to the Class B Members as set forth in Section 7.3 hereof. The Class A Members of the

Company are as set forth on *Schedule A* attached hereto. The Class A Membership Units issued hereunder shall entitle the Class A Members to the right to vote on all matters requiring such approval under this Agreement, in accordance with the voting procedures set forth herein. Additionally, Class A Members shall be entitled to share in the profits and losses of the Company, and to receive distributions therefrom in proportion to such Member's Percentage Interests as provided herein.

   4.3   **Class B Units**. The Company has the authority to issue an unlimited number of Class B Units Class B Units shall be issued to those Members set forth on *Schedule B* attached hereto, in exchange for the Class B Member's capital contributions. Class B Members' shall have the same economic rights in the Company as Class A Members. The Class B Members of the Company are as set forth on *Schedule B* attached hereto, which may be amended from time to time to reflect the admission or substitution of new Members, additional capital contributions of existing Members or the withdrawal of any Member or the change in name of any Member and which *Schedule B*, as modified from time to time, shall include the name, Capital Contribution and number of Class B Units issued to each Member. Except as otherwise may be required by applicable laws, the Class B Members shall have no voting rights as described herein on matters put forth to the Members for a vote. Class B Members shall be entitled to share in the profits and losses of the Company, and to receive distributions therefrom in proportion to such Member's Percentage Interests as provided herein.


ARTICLE 5

MEMBERS; MEETINGS


   5.1   **Members**. The Members of the Company are as set forth on *Schedule A* and *Schedule B* hereto, which shall be amended from time to time, subject to Section 6.3 and/or Article 9, to reflect the admission and/or substitution of new Members, additional capital contributions of existing Members or the withdrawal of any Member or the change in name of any Member and which *Schedule B*, as modified from time to time, shall include the name, Capital Contribution and number of Class B Units of each Member.

   5.2   **Limited Voting Rights**. Class B Members (not including Assignees) shall not be entitled to vote, unless otherwise required under the Act. Voting rights shall be in accordance with the respective Membership Interests of the Members entitled to vote (i.e., shall be based on the number of Units owned by each Member).

   5.3   **Value of Contributions**. Notwithstanding the foregoing, no amendment to this Agreement shall change the specific method of valuation or determination of a Member's particular individual Capital Account as provided herein, or obligate any Member to contribute additional capital to the Company (beyond the original capital contribution made by such Member in exchange for its Units of Membership Interest in the Company as provided herein), or to otherwise become personally liable for any debts or obligations of the Company, without in each instance such Member's express written consent to such amendment.

   5.4   **Annual Meetings**. Annual meetings of the Members are not required. However, the Manager may elect to hold an annual meeting, in which case the Manager shall give at least ten (10) days written notice thereof.

   5.5   **Place Of Meetings**. The Board may designate any place, either within or outside the State of Oklahoma, as the place of any meeting of the Members (whether Annual or Special). If no designation is made, the place of meeting shall be the principal office of the Company.

- 9 -

5.6 **Notice Of Meetings**. Except as provided in the last sentence of this Section 5.6 or Section 12.1, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than thirty (30) days before the date of the meeting, by or at the direction of the Board or Member(s) calling the meeting, to each Member entitled to vote at such meeting. Such notice shall be delivered as provided in Section 12.1. A waiver of notice in writing signed by the person entitled to such notice, whether before, at or after the meeting described therein, shall be equivalent to the giving of such notice.

5.7 **Meeting Of All Members**. If all of the Members shall meet at any time and place, either within or outside of the State of Oklahoma and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

5.8 **Record Date**. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, in order to make a determination of Members for any other purpose, except for the record date for ordinary distributions under Section 7.2 and tax payment distributions under Section 7.4, which record date selection will be governed by Section 7.6, the date on which notice of the meeting is mailed shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 5.10, such determination shall apply to any adjournment thereof.

5.9 **Quorum**. Members holding a majority of the Common Ownership Percentage, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, Members holding a majority of the Class A Units so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

5.10 **Manner Of Acting and Voting**. If a quorum is present, the affirmative vote of Members holding a majority of the Common Ownership Percentage present or represented and entitled to vote on the subject matter shall be the act of the Members, unless the vote of a greater proportion or number is otherwise required by the Act or this Agreement. Each Unit shall be entitled to one vote per Unit on all matters voted on by the Members.

5.11 **Proxies**. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly-authorized attorney-in-fact. Such proxy shall be filed with the Board before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

5.12 **Action By Members Without A Meeting**. Any action required or permitted to be taken at any annual or special meeting of the Members may be taken without a meeting if Members, except for the election of Managers which only requires a plurality of the votes as to each candidate, holding not less than a majority of the Common Ownership Percentage consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Members, unless the vote of a greater proportion or number is otherwise required by the Act or this Agreement. In no instance where action is authorized by written consent shall a meeting of Members be called or notice be given; ***provided; however,*** a copy of the action taken by written consent shall be sent promptly to all Members and filed with the records of the Company.

5.13   Limitation of Liability.   Each Member's liability shall be limited as set forth in the Act and other applicable law. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Members of the Company (including any Member that is also the Manager) shall not be obligated personally for any of such debts, obligations or liabilities solely by reason of being a Member and/or Manager of the Company.

5.14   Representations and Warranties. Each Member hereby represents and warrants to the Company and each other Member as follows:

(a)   If the Member is an entity, it is duly organized, validly existing, and in good standing under the laws of the state of its organization and that it has full power and authority to execute this Agreement and to perform its obligations hereunder.

(b)   The execution, delivery and performance of this Agreement by the Member have been duly authorized by all necessary action on the part of such Member.

(c)   This Agreement has been duly executed and delivered by such Member, constitutes the legal, valid and binding obligation of such Member, and is enforceable against such Member in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights, or by general principles of equity.

(d)   The execution, delivery or performance of this Agreement by such Member does not constitute a breach or default under any agreement, understanding or other instrument to which the Member is a party or by which it or any of its properties are bound or subject, and does not violate any judgment, ruling, order, writ, injunction or decree applicable to such Member or any of such Member's properties.

(e)   The execution, delivery or performance of this Agreement by such Member does not require the consent or approval of any third party pursuant to any agreement or other instrument to which the Member is a party or by which it or any of its properties are bound or subject.

(f)   The Member has acquired the Member's Membership Interest in the Company for the Member's own account for investment purposes and without an intent to resell or otherwise distribute such interest. The Member acknowledges that it has had sufficient opportunity to review any and all requested information for the purpose of evaluating the risks attendant to an investment in the Company and the propriety of such investment.

(g)   The Member acknowledges that its Membership Interest has not been registered under the Securities Act of 1933, or any state securities laws, and may not be resold or transferred by the Member without appropriate registration under applicable securities laws or the availability of an exemption from such registration requirements. The Member further acknowledges that certificates representing the Units, if any, may bear a restrictive legend setting forth these restrictions in addition to any restrictions on transfer imposed pursuant to this Agreement.

5.15   Nature of Rights and Obligations. Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to constitute a Member as an agent or legal representative of the other Members. A Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company, except pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Board pursuant to this Agreement.

5.16   Member Access to Records. Each Member shall have the right to obtain from the Company from time to time upon reasonable written demand for any purpose reasonably related to the Member's interest as a Member of the Company, the documents and other information described in the Act. Any demand by a Member pursuant to this section shall be in writing and shall state the purpose of such demand.

5.17   Conversion into Corporation. Upon a merger, consolidation, reorganization, recapitalization or similar transaction of the Company with and into a corporation effected for the purpose of converting the Company from a limited liability company to a corporation, the Members acknowledge that, if a Member's Capital Account vis-a-vis all other Capital Accounts is not equivalent to the Member's Common Ownership Percentage, the Members will effect such transaction in such a manner as to preserve the relative differences in Capital Accounts, via structuring of preferred stock in the corporate entity or such other structure as may be agreed by the Members at the time of the reorganization. Such agreement shall be a condition to the consummation of any such merger, consolidation, reorganization, recapitalization or similar transaction.

5.18   Tax Audits and Elections.

(a) The Board is authorized to make any election, designation of partnership representative (the "***Partnership Representative***") (and designated individual of such Partnership Representative) or other decision on behalf of the Company or the Members that is provided or contemplated by means Code Sections 6221 through 6241, as amended by Section 1101 of P.L. 114-74 (The Bipartisan Budget Act of 2015) or any amendment thereof, or Treasury Regulations, notices or other guidance issued thereunder (collectively, the "***Revised Partnership Audit Provisions***") and any applicable provision of state, local or foreign law, including an election the effect of which will be a legal imposition on one or more current or former Members (or transferees of Units) to reflect Internal Revenue Service adjustments to income, gain, loss, deduction or credit in certain federal income tax returns of such Members (or transferees of Units) and to pay associated federal income taxes, interest and penalties. The Members agree to provide such information as the Board may request in connection with the Revised Partnership Audit Provisions. In the event the Company pays any amount of federal income taxes, interest or penalties pursuant to the provisions of the Revised Partnership Audit Provisions, such payment shall be treated as an expense of the Company or as a distribution to one or more of the Members (or transferees of Units), as the Board shall determine is appropriate and consistent with this Agreement. To the extent that a portion of the tax liabilities imposed under the Revised Partnership Audit Provisions relates to a former Member, each former Member shall indemnify the Company for such former Member's allocable portion of such tax liabilities. Each Member acknowledges that, notwithstanding the Transfer, redemption, repurchase or forfeiture or termination of all or any portion of its Units in the Company, it may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such Transfer, redemption or termination.

(b) Scott E. Hudson shall be the Company's initial Partnership Representative and shall serve in such capacity unless and until the Board appoints another Partnership Representative or Scott E. Hudson resigns as Partnership Representative.

(c) The Partnership Representative is authorized to represent the Company before the Internal Revenue Service and any other governmental agency with jurisdiction, and to sign such consents and to enter into settlements and other agreements with such agencies as the Board deems necessary or advisable.

(d) Except as otherwise provided in this Agreement, the Partnership Representative may, in its sole discretion, make or revoke any election under the Code or the Treasury Regulations issued thereunder (including for this purpose any new or amended Treasury Regulations issued after the date of formation of the Company) with the prior consent of the Board.

(e) Promptly following the written request of the Partnership Representative, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Partnership Representative for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Partnership Representative (or its designated individual) in connection with any administrative or judicial proceeding (i) with respect to the tax liability of the Company and/or (ii) with respect to the tax liability of the Members in connection with the operations of the Company.

(f) The provisions of this Section 11.2 shall survive the termination of the Company or the termination of any Member's interest in the Company and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the federal income taxation of the Company or the Members.

5.19   Tax Reports. The Company shall use commercially reasonable efforts to provide to each Member within 90 days after the end of each Taxable Year, the Company's tax return and Form K-1 for such Taxable Year, and such other information as may be necessary for the preparation of each such Member's United States federal and state income tax returns. The Company shall also use its commercially reasonable efforts to provide to each Member within 75 days after the end of each taxable year estimated amounts to be reported on the Form K-1 for such taxable year, including all such information needed to estimate taxable income for purposes of extending income tax returns for such taxable year.

5.20   Tax and Fiscal Year. The tax and Fiscal Year of the Company shall be the calendar year, unless another year is required by the Code or the regulations thereunder.

ARTICLE 6

CLASS B UNITS CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS AND WITHDRAWAL

6.1   Capital Contributions and Other Items.

(a)   Each Member shall contribute, or has contributed, a capital contribution to the Company, in the amount of cash or in kind, as applicable, as set forth opposite the name of such Member on *Schedule A and B* hereto (the "*Capital Contribution*").

(b)   In exchange for the Member's Capital Contribution, each Member shall receive, or has received, the number of Units in the Company, which represent membership interests in the Company, set forth opposite the name of such Member on *Schedules A and B* hereto.

6.2   Preemptive Rights. In the event the Managers determine that additional capital is necessary to finance Company operations or otherwise required to provide additional capitalization for the Company (over and above the capital contributions set forth on *Schedule A* and *Schedule B*), each Class B Member shall have the preemptive right to make such additional capital contributions in proportion to the Member's Common Ownership Percentage so as to enable each Class A and Class B Members to maintain the same proportional ownership interest in the Company as existed immediately prior to such additional capital contributions (the "*Additional Capital Contribution*"). To the extent any Class B Member (a "**Non-Fully Funding Member**") fails to make any such Additional Capital Contribution within thirty (30) days after demand, the other Class B Members shall be entitled to make the Additional Capital Contribution in place of the Non-fully Funding Member, to the extent of such shortfall, and in such event, the Membership Interests and Percentage Interests of the Members shall be appropriately and equitably adjusted so as to reflect the actual aggregate capital contributions made to the Company by each Member. In the event more than one other Class B Member desires to make such additional capital contribution in place of a Non-Fully Funding Member, such other Members shall be entitled to make such contributions on a pro rata basis in accordance with the ratio of each such Member's Percentage Interest to the total Percentage Interests of all Members making an additional capital contribution in the place of a Non-Fully Funding Member. In such event, the Membership Interests and Common Ownership Percentages of the Members shall be appropriately and equitably adjusted so as to reflect the actual aggregate capital contributions made to the Company by each Member.

6.3   Interest on Capital Contributions. No Member shall be entitled to interest on capital contributions to the Company, or to withdraw any part of such Member's Capital Account, except as specifically provided herein.

6.4   Capital Accounts.

(a)   A separate Capital Account will be maintained for each Member. Each Member's Capital Account will be increased by (1) the amount of money contributed by such Member to the Company; (2) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752); and (3) the amount of Profits or other items of income or gain allocated to such Member in accordance with this Agreement. Each Member's Capital Account will be decreased by (1) the amount of money distributed to such Member by the Company; (2) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752); and (3) the amount of Losses or other items of deduction or loss allocated to such Member in accordance with this Agreement.

(b)   In the event of a permitted sale or exchange of all or part of a Member's Units, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Units.

(c)   Subject to Section 6.4(e) below, the manner in which Capital Accounts are to be maintained pursuant to this Section 6.4 is intended, and shall be construed so as, to comply with the requirements of Code § 704(b) and the Treasury Regulations promulgated thereunder.

(d)   Upon liquidation of the Company (or any Member's Units), liquidating distributions will be made in accordance with the positive Capital Account balances of the Members, as determined after taking into account all Capital Account adjustments for the Accounting Period during which the liquidation occurs.

(e)   Notwithstanding any other provision in this Agreement to the contrary or otherwise, no Member shall have any liability, responsibility or obligation to restore all or any portion of a deficit balance in such Member's Capital Account or Adjusted Capital Account.

6.5   Withdrawal Or Reduction Of Members; Contributions To Capital.

(a)   A Member may withdraw from the Company at any time by sending at least ninety (90) days' prior written notice of such Member's intent to withdraw to the other Members. Such notice shall state the effective date of the withdrawal. A Member who withdraws shall be referred to as a "*Withdrawing Member*".

(b)   Withdrawal from the Company, in and of itself, shall under no circumstances relieve a Member of its obligations: (a) to fulfill its contractual obligations to the Company, if any, or to others incurred or accepted prior to the Member's providing notice of its intent to withdraw from the Company; or (b) to comply with its obligations under Section 12.17.

(c)   A Member shall not receive out of the Company's property any part of its Capital Contributions until all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

(d)   A Member shall not be entitled to demand or receive from the Company the liquidation of his, her or its Class B Units until the Company is dissolved in accordance with the provisions hereof or other applicable provisions of the Act.

ARTICLE 7

ALLOCATIONS AND DISTRIBUTIONS

7.1   **Allocations Of Profits And Losses**. In all instances, subject to and consistent with Section 6.4(e):

(a)   Profits of the Company for each Accounting Period shall be allocated among the Members in the following manner:

(i)   First, to the Capital Accounts of all of the Members to the extent that such accounts were previously allocated an amount of Loss that has not been restored by previous allocations pursuant to this Section 7.1(a)(i). In the event the amount of Profit to be allocated is not sufficient to fully restore all affected Capital Accounts, Profits shall be allocated to restore Capital Accounts for the Losses most recently allocated; and

(ii)   Second, ratably in proportion to their respective Common Ownership Percentage.

(b)   All Losses of the Company for each Accounting Period shall be allocated ratably among the Members based on their respective Common Ownership Percentage. Any credit available for income tax purposes shall also be allocated ratably among the Members based on their respective Common Ownership Percentage. Notwithstanding the foregoing, no Loss shall be allocated to a Member if such allocation would cause such Member's Adjusted Capital Account to become negative or to increase the negative balance thereof.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations §§ 1.704-l(b)(2)(ii)(d)(4), (5*)* or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit balance of the Adjusted Capital Account of such Member as soon as possible; ***provided, that,*** an allocation pursuant to this Section 7.1(c) shall only be made if and to the extent such Member would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 7.1 have been made as if this Section 7.1(c) were not in this Agreement.

(d)   In the event any Member has a deficit balance in its Capital Account at the end of any Accounting Period which is in excess of the sum of (1) the amount such Member is obligated to restore pursuant to any provision of this Agreement; and (2) the amount such Member is deemed to be obligated

to restore pursuant to the penultimate sentences of Treasury Regulations §§ l.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 7.1(d) shall be made only if and to the extent that such Member would have a deficit balance in its Capital Account in excess of such sum after all other allocations provided for in this Section 7.1 have been made as if Section 7.1(c) and this Section 7.1(d) were not in this Agreement.

(e) This Section 7.1(e) hereby incorporates by reference the "minimum gain chargeback" provisions of Treasury Regulation Section 1.704-2. In general, upon a reduction of the Company's minimum gain, the preceding sentence shall require that items of income and gain be allocated among the Members in a manner that reverses prior allocations of nonrecourse and Member nonrecourse deductions (as defined in such Treasury Regulations) as well as reductions in the Members' Capital Account balances resulting from distributions that are allocable to increases in the Company's minimum gain. Subject to the provisions of Section 704 of the Code and the Treasury Regulations thereunder, if the Board determines at any time that operation of such "minimum gain chargeback" provisions likely will not achieve such a reversal by the conclusion of the liquidation of the Company, the Board shall adjust the allocation provisions of this Section 7.1(e) as necessary to preserve as best as possible the underlying economic objectives of the Members.

(f) The Regulatory Allocations are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 7.1(f). Therefore, notwithstanding any other provision of this Section 7.1 (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner the Board determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had, had the Regulatory Allocations not been part of the Agreement and all Company items were allocated pursuant to Section 7.1(a).

7.2 Ordinary Distributions Except as provided in Section 7.4 and subject to Section 7.5, ordinary distributions of cash shall be declared by the Board in its discretion and if so declared, shall be distributed to all Members of record in accordance with and subject to Section 7.3, subject in all instances to compliance by each Member with Section 9.2

7.3 Distribution Priority. Distributions of Available Cash shall be made pro-rata to the Members in accordance with their respective Common Ownership Percentage.

7.4 Tax Payment Distributions. Except as otherwise prohibited by applicable law, and subject to available cash resources of the Company, or unless otherwise determined by the Manager(s), the Company shall use all commercially reasonable efforts to make cash distributions to the Members pro-rata in accordance with the Member's respective Percentage Interests no later than fourteen (14) days prior to the estimated federal tax payment deadline of each calendar quarter, an amount equal to the product of: (i) the highest marginal federal tax rate under the Code plus the highest marginal income tax rate imposed by the State of Oklahoma, or other applicable state or city income tax, times (ii) the taxable income of the Company determined in accordance with Section 703(a) of the Code, for the quarter arising from pass-through taxable income attributable to ownership of Units of Membership Interest in the Company. The amount distributable to any Member pursuant to Section 7.2 and Section 7.3 shall be reduced by the amount distributable to any Member pursuant to this Section 7.4.

7.5 **Limitations Upon Distributions**.

(a) The foregoing provisions of Sections 7.2, 7.3 and 7.4 to the contrary notwithstanding, no ordinary distributions or distributions in kind shall be made: (i) if such distribution would violate any contract or agreement to which the Company is then a party or any law, rule, regulation, order or directive of any Governmental Authority then applicable to the Company; (ii) to the extent that the Board reasonably determines, in its discretion, that any amount otherwise distributable should be retained by the Company to pay, or to establish any Reserves, which determination of the Board shall be documented in the minutes and proceedings of the Company; or (iii) to the extent that the Board, in the best interests of the Members, reasonably determines that the cash available to the Company is insufficient to permit such distribution, which determination of the Board shall be documented in the minutes and proceedings of the Company, whether or not there are any Reserves.

(b) In addition to the restrictions in Section 7.5(a), no ordinary distribution or distribution in kind under Section 7.2 shall be declared and paid to a Member to the extent that, at the time of and after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their Class B Units and liabilities for which the recourse of creditors is limited to specific property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of the property exceeds that liability.

(c) The Company shall comply with withholding requirements under federal, state and local law and shall remit amounts withheld to, and file required forms with, the applicable jurisdictions. To the extent the Company is required to withhold and pay over any amounts to any authority with respect to distributions or allocations to any Member, the amount withheld shall be treated as a distribution in the amount of the withholding to that Member. If the amount of withholding tax paid by the Company was not withheld from actual distributions, the Company may, at its option, (i) require the Member to promptly reimburse the Company for such withholding or (ii) reduce any subsequent distributions by the amount of such withholding. Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in minimizing or eliminating and in determining the extent of, and in fulfilling, its withholding obligations.

7.6 **Distribution Record Date**. Subject to Article 9, any nonfinal distribution of the Company's assets, whether pursuant to this Article 7 or otherwise, shall be made only to Members who, according to the books and records of the Company, were the holders of record of Membership Units on the date determined by the Board as of which of the Members are entitled to any such distribution.

7.7 **Final Distribution**. The final distributions following dissolution of the Company shall be made in accordance with the provisions of Article 10.

ARTICLE 8

RECORDS, REPORTS AND DOCUMENTS

8.1 **Records And Documents**. At the expense of the Company, the Board shall maintain records and accounts of all operations and expenditures of the Company for a period of five (5) years from the end of the Fiscal Year during which the last entry was made on such record, the first two (2) years in the principal office of the Company. At a minimum the Company shall keep the following records and documents:

(a)   A current list of the full name and last known business address of each Manager and each Member;

(b)   A copy of the Articles of Organization, together with executed copies of any written powers of attorney pursuant to which this Agreement and any certificate and all amendments thereto have been executed;

(c)   Copies of the Company's federal, foreign, state and local income tax returns and reports, if any, for the seven (7) most recent years;

(d)   Copies of this Agreement and all amendments thereto;

(e)   Copies of all Schedules and Exhibits to this Agreement and all amendments thereto;

(f)   True and full information regarding the status of the business and financial condition of the Company, including financial statements of the Company for the three (3) most recent years; and

(g)   True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

8.2   Returns And Other Elections. The Board shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Board in its discretion.

8.3   Accounting Principles. The books and records of the Company shall be determined in accordance with generally-accepted accounting principles consistently applied under the accrual method of accounting.

8.4   Form K-l. After the end of each Fiscal Year, the Board shall cause to be prepared and transmitted, as promptly as possible, and in any event within ninety (90) days of the close of the Fiscal Year, a Federal income tax Form K-1 and any required similar state income tax form for each Member.

8.5   Financial Statements and Related Reports. Subject to the Board receiving all necessary information from third parties, within ninety (90) days after the end of each Fiscal Year, the Board shall send to each Person who was a Member of the Company at any time during the Fiscal Year then ended, a unaudited statement of assets, liabilities and Members' capital as of the end of such fiscal year and related unaudited statements of income or loss and changes in assets, liabilities and Members' capital, all prepared in accordance with the historical accounting methods and practices of the Company applied in a consistent manner.

ARTICLE 9

TRANSFERABILITY; ADDITIONAL MEMBERS AND SUBSTITUTE MEMBERS

9.1   **General Prohibition Against Transfer.** Except for Transfers specifically permitted by this Article, a Member may not Transfer (as defined in this Article) his or Units, or any part thereof, without the prior written consent of the Board. Any act in violation of this Article shall be null and void. For purposes of this Agreement, "Transfer" shall include any and all means by which a Member may be divested of record or beneficial ownership of all or any of his Units, including divestment by sale, exchange, gift, assignment, operation of law or otherwise.

9.2   **Procedures to Transfer and Admittance of New Members.**

      (a)   **Record Ownership.** A record of the name and address of each owner of a Membership Interest and the date of issue thereof shall be made in the Company's books . The Company shall be entitled to treat the record owner of a Membership Interest as the owner in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to ownership of such Membership Interest, whether it shall have express or other notice thereof, except as applied by the laws of the State of Oklahoma.

      (b)   **Transfer of Membership Interest by Owner.** A Transfer of a Membership Interest in the Company shall be made on the books of the Company only by the person named as the owner of the Membership Interest or his attorney-in-fact, lawfully constituted in writing.

      (c)   **Admission of New Members.** Upon a Transfer of a Membership Interest permitted by this Agreement, the transferee of such Membership Interest shall be accorded the rights of a mere assignee of a limited liability company interest and shall not become a Member unless and until all of the following conditions are satisfied: (i) the transferor delivers to the Company a written assignment of the Membership Interest, (ii) the transferee agrees in writing to be bound by the terms of this Agreement and (iii) The Board consents in writing to the Transfer and approve the Members approve admittance of the transferee as a Member, which approval may be granted or withheld by each of such Members in their sole and absolute discretion.

9.3   **Withdrawal of a Member.** A Member may not withdraw as a Member without obtaining the prior written consent of the Board. A Member who withdraws without obtaining prior written consent of the Board shall be responsible to the Company and the remaining Members for damages resulting from such wrongful withdrawal. After the occurrence of such wrongful withdrawal, the withdrawing Member shall be entitled to only such rights as are afforded a mere assignee of a limited liability company interest.

9.4   **Triggering Events**

      (a)   **Company's Option**. If a Triggering Event occurs with respect to any Member, the Company shall have the option to purchase all the Membership Interests of the Departing Member. This option may be exercised by delivering to the Departing Member (or his legal representative as the case may be) a written notice of exercise at any time within twenty (20) days after the purchase price of the Departing Member's Membership Interests is determined pursuant to this Section 13.4. If the option is exercised, the purchase price shall be paid to the Departing Member, and an appropriate assignment of the Membership Interests and such other documents as the Company may reasonably require shall be executed and delivered by the Departing Member (or his legal representative, as the case may be) on the fifth (5th) business day after the Departing Member (or his legal representative as the case may be) receives notice of the Company's exercise of the option granted herein.

      (b)   **Other Members' Options.** If the Company does not elect to exercise the option, each Member other than the Departing Member (collectively, the "Non-Departing Members") shall be entitled to purchase a percentage of the Departing Member's Membership Interests equal to the percentage that such Non-Departing Member's Ownership Percentage represents to all the Non-Departing Member's' Ownership Percentage. A Non-Departing Member shall exercise his right to purchase such Membership Interests by delivering to the Departing Member (or his legal representative as the case may be) a written notice of exercise within forty-five (45) days after the purchase price of the Departing Member's Membership Interests is determined pursuant to this Section. An exercising Non-Departing Member shall also deliver a copy of such written notice of exercise to the Company and the other Non-Departing Members at the same time as he delivers such notice to the Departing Member, or his legal representative. A Non-Departing Member may also indicate in such notice, if he so elects, his desire to purchase any additional Membership Interests of the Departing Member, if any other Non-Departing Member does not exercise his right to purchase his part of the Departing Member's Membership Interests. If more than one Non-Departing Member so elects, the additional Departing Member's Membership Interests shall be allocated pro rata to such electing Non-Departing Members based upon the Ownership Percentage of such electing Non-Departing Members. The Non-Departing Members exercising the option provided by this Section must purchase all of the Membership Interests of the Departing Member. The purchase and sale contemplated by this Section shall take place on the tenth (10th) business day after the Departing Member (or his legal representative as the case may be) has received all of the Non-Departing Members' notices contemplated by this Section.

(c)   **Determination of Purchase Price**. The purchase price of the Departing Member's Membership Interests shall be the fair market value of the Departing Member's Membership Interests determined by agreement of the parties participating in the purchase and sale. If no agreement can be reached within ten (10) business days after the occurrence of the Triggering Event, the purchase price shall be determined by a duly qualified independent appraiser that is: (i) willing and able to complete such valuation within sixty (60) days after being retained to make such valuation (or such other period as the parties participating in the purchase and sale shall agree upon) and (ii) otherwise reasonably satisfactory to each party participating in the purchase and sale. If each such party shall not agree upon an appraiser within twenty (20) days after the occurrence of the Triggering Event, each party shall select an appraiser and the average of the fair market values of the Membership Interests of the Departing Member as determined by each such appraiser shall be deemed the fair market value of such Membership Interests for purposes of this Agreement; provided, however, if the higher of the two appraisals is more than ten percent (10%) more than the lower appraisal, the two appraisers shall select a third appraiser to value the Membership Interests and the average of the two closest appraisals shall be deemed the fair market value of such Membership Interests for purposes of this Agreement. For clarification purposes, if two or more purchasing parties are participating in the purchase and sale, then those purchasing parties shall together select one appraiser, with the other appraiser being selected by the Departing Member. The determination of the purchase price as provided herein shall be final and binding upon all parties to the purchase and sale. If one appraiser is engaged, the fees of the appraiser shall be paid by the Company. Otherwise, the party engaging the appraiser shall pay for such appraisal.

(d)   **Method of Payment**. If the parties participating in the purchase and sale are unable to agree on the method of payment, the purchase price of the Departing Member's Membership Interests shall be paid, at the option of the purchaser, (a) in cash in full at the time of the transfer of the Membership Interest, or (b) by a payment of one-fourth of the purchase price at the time of the transfer and one-fourth of the purchase price on the first three anniversaries of the date of the transfer (with interest at the rate payable for Operating Advances), with the option to pay the remaining balance at any time during the payment period, and with interest to be paid only on such remaining balance.

9.5   Right of First Refusal. If any Member (the "Selling Member") desires to sell all or any part of their respective Units (the "Offered Units") and receives a bona fide offer to purchase the Offered Units from a third party, such Selling Member shall first deliver to each of the other Members (collectively, the "Non-Selling Members") at the same time a written notice of the proposed sale (the "Sale Notice"), setting forth the name and address of the proposed purchaser, the purchase price (which must be an amount specified in dollars, but which may be paid either in a lump sum or in installments over an extended period of time), and all other terms and conditions of the proposed sale. Each Non-Selling Member shall be entitled to purchase, at the purchase price and upon the terms and conditions set forth in the Sale Notice, a percentage of the Offered Units equal to the percentage that such Non-Selling Members' Ownership Percentage represents to all the Non-Selling Member's Ownership Percentages, provided that the Non-Selling Members must elect to purchase all of the Offered Units. A Non-Selling Member shall exercise its right to purchase such Offered Units by delivering to the Selling Member a written notice of exercise within 30 days after delivery of the Sale Notice to such Non-Selling Member. A Non-Selling Member may also indicate in such notice, if he or she so elects, its desire to purchase any additional Offered Units owned by the Selling Member if any other Non-Selling Member does not exercise its right to purchase its part of the Offered Units. If more than one Non-Selling Member so elects, the additional Offered Units shall be allocated pro rata to such electing Non-Selling Members based upon the Ownership Percentages of such electing Non-Selling Members. If the Non-Selling Members do not elect to purchase all of the Offered Units, the Selling Member may sell all of its Offered Units to the person named and upon the terms and conditions set forth in the Sale Notice. Unless the purchaser is a Member or is admitted as a Member pursuant to this Agreement, the purchaser shall be entitled only to such rights as are accorded a mere assignee of a limited liability company interest, without any right to vote, participate in meetings, or exercise any rights of Members. Further, if the Selling Member fails to sell its Offered Units within 60 days after delivery of the Sale Notice, the right shall terminate, and the Member shall not thereafter sell any Units without again complying with the foregoing procedure.

9.6 **Permitted Transfers.** Notwithstanding any provisions of this Article, (a) all Members who are natural Persons may transfer all or part of their Membership Interests (i) by way of gift for estate planning purposes to any immediate family member or to any trust or similar estate planning vehicle for the benefit of any such family member, provided that any such transferee shall agree in writing with the Company and the transferring Member, as a condition precedent to such transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the original Member hereunder or (ii) by will or the laws of descent and distribution to their heirs, in which event each such transferee shall be bound (and shall agree to be bound) by all of the provisions of this Agreement to the same extent as if such transferee were an original Member, (b) all Members who are a trust may transfer all or part of their Membership Interests to any beneficiaries or the settlor of such trust, on condition that such transferees become parties to this Agreement and (c) all Members who are not natural Person may transfer all or part of their Membership Interests to their respective equity holders, on condition that such transferees become parties to this Agreement; provided that no transfer may be made pursuant to this Section unless the conditions set forth in Section and Section are satisfied.

ARTICLE 10

DISSOLUTION AND WINDING UP

10.1 **Dissolution Events**. The Company shall be dissolved upon the occurrence of any of the following events (each, a "***Dissolution Event***"):

(a) the unanimous written consent of all Members; or

(b) the entry of a decree of judicial dissolution under the Act; or

(c) such time as there are no Members of the Company, unless the Company is continued in accordance with the Act.

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Dissolution Event, if the business of the Company is continued by the consent of a majority in Common Ownership Percentage of the remaining Members within ninety (90) days following the occurrence of any such event (or, if later, within a reasonable time after the Company becomes aware of such event), then the Company shall not be dissolved but shall be continued.

10.2   Winding Up. The Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, upon the occurrence of a Dissolution Event, but its separate existence shall continue until Certificate of Dissolution has been filed and accepted with the Oklahoma Secretary of State, as required by the Act, or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

10.3   Liquidation. In the event of any such dissolution, the following procedure for liquidation shall apply:

(a) The Managers shall proceed to wind up the affairs of the Company as promptly as practical and to liquidate its assets in a commercially reasonable, orderly and businesslike manner. The manner of the sale, liquidation or distribution of any property of the Company shall be determined by the Managers, provided such determination is made on a fair and equitable basis in accordance with their reasonable business judgment. In the event the Managers are unable to agree on the method of the liquidation of any property of the Company, the Company shall engage an independent investment banking firm or independent auctioneer to market or auction the property of the Company either individually or as a going concern, and any Manager or Member shall be free to bid on Company property in connection with any such sale.

(b) Any gain or loss realized by the Company upon the sale of any of its assets shall be allocated to the Members in the manner set forth herein. To the extent that property is to be distributed in kind, such property shall be deemed to have been sold at Fair Market Value on the date of distribution, the gain or loss being recognized upon such deemed sale shall be allocated among the Members in the manner set forth herein, and the amount of the distribution shall be considered to be the Fair Market Value of the property.

(c) The proceeds of liquidation and all other property of the Company shall be applied and distributed as follows:

(i)   First, to pay all bona fide liabilities, debts, and other obligations of the Company, including any expenses incurred in winding up the affairs of the Company, and to fund any reserve reasonably necessary in order to provide for the payment of any contingent liability; and

(ii)   Then, to Members, with respect to the distribution provisions in accordance with Article 7.

Any such payments to Members shall be made within ninety (90) days of the Dissolution Event. Except as provided by law, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member.

10.4   Dissolution.

(a)   When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, the Company shall be terminated and the Members shall cause an authorized person to execute and file Articles of Dissolution in accordance with the Act with the Oklahoma Secretary of State's office and a copy shall be filed with the Oklahoma Secretary of State's office.

(b)   Upon the acceptance of the Articles of Dissolution, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Act. The Board shall thereafter be trustee for the Members and creditors of the Company and as such shall have authority to distribute any Company property discovered after dissolution, convey real estate and take such other action as may be necessary on behalf of and in the name of the Company.

ARTICLE 11

MERGER OR CONSOLIDATION

11.1   Merger Or Consolidation. Except as otherwise set forth in this Agreement, the Company may, upon the affirmative vote of Members holding a majority of the Common Ownership Percentage or such larger number of Members as required by applicable law, merge or consolidate pursuant to an agreement of merger or consolidation with or into one or more Entities.

11.2   Filing And Effect Of Agreement Or Articles Of Merger. If the Company enters into an agreement of merger or consolidation, the surviving Entity shall file an Agreement or Articles of Merger, as applicable, in the Oklahoma Secretary of State's office containing the information required by the Act. Unless a future date is provided for in such Agreement or Articles of Merger, the effective date shall be the date of filing with the Secretary of State of Oklahoma. Such Agreement or Articles of Merger shall act as articles of dissolution for the Company if it is not the surviving or resulting Entity in the merger or consolidation.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1   Notices. Any notice, demand or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an executive officer of the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the intended recipient's address as it appears in the Company's records, or by facsimile or email with .pdf attachment, if evidenced by a transmission report confirming delivery. Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as set forth above.

12.2   Application Of Oklahoma Law. This Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Oklahoma, without regard to conflicts of laws principles; and without limitation thereof, that the Act, as now adopted or as may be amended, shall govern the limited liability aspects of this Agreement.

12.3   Legal Fees and Expenses. The Company shall, at and after the date hereof, reimburse the reasonable legal fees and expenses of the Company's outside counsel, if any, incurred in connection with the negotiation, execution, delivery and performance of this Agreement.

12.4 **Waiver Of Action For Partition**. Each Member irrevocably waives during the term of the Company any right that he, she or it may have to maintain any action for partition with respect to the property of the Company.

12.5 **Amendments**. No term or provision contained herein may be modified, amended or waived except by written agreement or consent signed by the required number of Members as provided hereunder.

12.6 **Execution Of Additional Instruments**. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

12.7 **Entire Agreement; Headings**. This Agreement, along with the Exhibits and Schedules as executed, constitute the entire agreement of the parties and supersedes all prior written and oral agreements among the Members with respect to the Company. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

12.8 **Arbitration.** Any dispute or controversy between the Members or Managers arising out of or otherwise relating to the Company or this Agreement shall be settled by arbitration to be held in Tulsa, Oklahoma in accordance with the rules then in effect of the American Arbitration Association or its successor. The arbitrator may grant injunctions or other relief in such dispute or controversy, and the decision of the arbitrator shall be final, conclusive, and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction, and the parties irrevocably consent to the jurisdiction of the state courts of Oklahoma for this purpose.

12.9 **Indemnification.** The Company agrees to indemnify, out of the assets of the Company only, the Managers, the Members, the Tax Matters Member and their respective employees, representatives and agents to the fullest extent permitted by law and to save and hold them harmless from and in respect of all (a) reasonable fees, costs, and expenses paid in connection with or resulting from any claim, action, or demand against the Managers, the Members, the Tax Matters Member, the Company, or their respective employees, representatives and agents that arise out of or in any way relate to the Company, its properties, business, or affairs and (b) such claims, actions, and demands and any losses or damages resulting from such claims, actions, and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the Company) of any such claim, action or demand; *provided, however,* that this indemnity shall not extend to conduct adjudged not to have been undertaken in good faith to promote the best interests of the Company or to constitute willful misconduct. The Company is authorized to execute, enter into and otherwise become a party to indemnification agreements with each Manager, each Member and officer of the Company promptly following the execution of this Agreement.

12.10 **Waivers**. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

12.11 **Rights And Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

12.12 **Severability**. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

12.13 **Heirs, Successors And Assigns**. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

12.14 **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company.

12.15 **Exhibits and Schedules.** The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

12.16 **Counterparts**. This Agreement may be executed via facsimile or electronic (.pdf) transmission and in two (2) or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

12.17 **Confidentiality**. Each Member agrees, as set forth below, with respect to any information pertaining to the Company or its investments or Affiliates that is provided to such Member pursuant to this Agreement or otherwise (collectively, "*Confidential Matter*"), to treat as confidential all such information, together with any analyses, studies or other documents or records prepared by such Member, its Affiliates, or any representative or other Person acting on behalf of such Member (collectively, its "*Authorized Representatives*"), which contain or otherwise reflect or are generated from Confidential Matters, and will not, and will not permit any of its Authorized Representatives to, disclose any Confidential Matter, provided that any Member (or its Authorized Representative) may disclose any such information (a) as has become generally available to the public, (b) as to which such Member has received from a third party and about which such Member has no knowledge of a confidentiality agreement between such third party and the Company, (c) as may be required or appropriate in any report, statement or testimony submitted to any Governmental Authority having or claiming to have jurisdiction over such Member (or its Authorized Representative) but only that portion of the data and information which, in the written opinion of counsel for such Member or Authorized Representative is required or would be required to be furnished to avoid liability for contempt or the imposition of any other material judicial or governmental penalty or censure, (d) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation or (e) as to which each of the other Members has consented in writing.

12.18 **Waiver of Trial by Jury and Forum Selection**. THE MEMBERS ACKNOWLEDGE AND AGREE THAT ALL OF THE DISPUTES SHALL BE HANDLED IN ACCORDANCE WITH AND SUBJECT TO SECTION 12.8 OF THIS AGREEMENT AND THAT TO THE EXTENT AND ONLY TO THE EXTENT AS REQUIRED BY APPLICABLE LAW THAT A DISPUTE IS REQUIRED TO BE HEARD BY A COURT OF LAW OR EQUITY, NOTWITHSTANDING SECTION 12.8, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT OF TRIAL BY JURY IN ANY SUCH DISPUTE ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY MATTER ARISING HEREUNDER AND FURTHER AGREES THAT ANY SUCH DISPUTE WILL BE HEARD IN THE CIRCUIT COURT OF TULSA COUNTY IN THE STATE OF OKLAHOMA. THIS SECTION 12.18 DOES NOT AUTHORIZE, ALLOW OR OTHERWISE PRESCRIBE IN ANY MANNER THAT A MANAGER OR MEMBER MAY BRING A DISPUTE OUTSIDE OF THE MEDIATION AND ARBITRATION PROVISIONS OF SECTION 12.8 AND IN NO WAY CREATES ANY ADDITIONAL RIGHTS FOR RESOLVING DISPUTES OTHER THAN THOSE THAT EXIST IN SECTION 12.8.

12.19 Security. For purposes of Article 8 of the Uniform Commercial Code, the Class B Units of the Company (and any units or shares thereof) shall be a "security", but this shall not mean or imply that the Class B Units (or any units or shares thereof) are otherwise a "security" under applicable law.

12.20 Attorneys. The undersigned acknowledge that Eldridge Brooks, PLLC ("***Eldridge Brooks***") assisted in the preparation of this Agreement on behalf of and in the course of its representation of the Company and has not provided legal representation or counsel to any of the Managers or Members of the Company with respect to the Company, this Agreement or any other matters regarding the Company. Eldridge Brooks has advised each of the undersigned that this Agreement may have tax and other consequences for each of the undersigned and potential conflicts of interest may exist among the undersigned. The undersigned have each had an adequate opportunity to read this Agreement and to seek the advice of an independent attorney and certified public accountant to the extent each of them deem necessary. Each of the undersigned shall be responsible for any attorneys' fees or other costs and expenses incurred in connection with their independent representation. If a Member, a Manager or the Company shall ever commence any litigation to enforce any provision of this Agreement, the prevailing party in the litigation, whether the Company, the Manager or a Member, may recover from the other parties involved in the litigation, all reasonable attorneys' fees and costs and expenses incurred during the litigation.

[Remainder of Page Intentionally Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Operating Agreement as of the date first set forth above.

MANAGER:

DocuSigned by:
Brett Williams
08BF8B5AFE2140D...

Brett Williams

DocuSigned by:
91DCD1E9B31D4B4...

Scott E. Hudson

CLASS A MEMBERS:

DocuSigned by:
Tracy Poole
15A96533B793441...

Tracy Poole

DocuSigned by:
Brett Williams
08BF8B5AFE2140D...

Brett Williams

DocuSigned by:
91DCD1F9B31D4B4...

Scott E. Hudson

DocuSigned by:
jentry workman
8BD97C053F1242B...

Jentry Workman

ONE-FIVE REVOCABLE TRUST

DocuSigned by:
86698D240B35493...

By: ______________________________

Bryan Lemmerman, Trustee

IN WITNESS WHEREOF, each undersigned Class B Members acknowledges that he/she/it has read the PERIMTEC, LLC Operating Agreement, in its entirety and hereby agrees to be become a party to the same and to be bound by the terms thereof, dated effective as of the date below.

Date: _____

CLASS B MEMBERS:

(If an individual)

_____
(Signature)

_____
(Print Name)

(If an Entity)

_____
(Print Name of Entity)

_____
(Signature)

_____
(Print Name and Title)

SCHEDULE A

EXHIBIT A **CLASS A MEMBERS**			
Names and Addresses of Members	Contributions	No. of Class A Units	Membership Interests/Fully Diluted Percentage Interests
Scott E. Hudson 6728 Richfield Dr. N Richland Hills, TX 76182	Services	242,600	24.5%
Tracy Poole 2814 E. 31st St. Tulsa, OK 74105	Services	350,350	35.37%
Brett Williams 12551 S. Granite Ave E Bixby, OK 74008	Services	350,350	35.37%
Jentry Workman 11858 S. Oswego Avenue Tulsa, OK 74137	Services	27,300	2.76%
One-Five Revocable Trust Attn: Bryan Lemmerman 1433 E. 37th Place Tulsa, OK 74105	Cash	19,810	2%

SCHEDULE B

THE CLASS B UNITS WHICH REPRESENT MEMBERSHIP INTERESTS OF THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AS AMENDED (THE "ACT") OR ANY STATE SECURITIES LAWS OR THE LAWS OF ANY OTHER NATION OR JURISDICTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS THE SAME HAVE BEEN INCLUDED IN AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE BOARD OF THE COMPANY HAS BEEN RENDERED TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION UNDER APPLICABLE SECURITIES LAWS IS AVAILABLE. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF THE CLASS B UNITS IS RESTRICTED AS PROVIDED IN THIS AGREEMENT AND THE BUY-SELL AGREEMENT.

SCHEDULE B
CLASS B MEMBERS

Names and Addresses of Members	Contributions	No. of Class B Units	Membership Interests/Fully Diluted Percentage Interests
[To Be Completed] _____			-
_____ _____	-	-	-
_____ _____	-	-	-
_____ _____	-	-	-
_____ _____	-	-	-
_____ _____	-	-	-
_____ _____	-	-	-